[Womble Bond Dickinson (US) LLP Letterhead]

January 2, 2018
Michelle Miller, Staff Accountant
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3010
VIA EDGAR
Re: Atlantic Capital Bancshare, Inc.
         Form 10-K
         Filed March 14, 2017
         File No. 001-37615

Adam P. Wheeler Direct Dial: 202.857.4419 Direct Fax: 202.467.6910 E-mail: adam.wheeler@wbd-us.com

Dear Ms. Miller:
On behalf of Atlantic Capital Bancshares, Inc. (the “Company”), we are acknowledging receipt of and responding to your letter, dated December 21, 2017, providing comments issued by the staff of Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K and related filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For your convenience, we have set forth below the text of the Staff’s comments, and the Company’s response thereto.

Form 8-K filed October 27, 2017

Exhibit 99.1 Third Quarter 2017 Results

1.     We note that you disclose tax equivalent net interest margin, core interest income and net interest income excluding the impact of purchase accounting and loan accretion income. The exclusion of purchase accounting and loan accretion income are not appropriate as they represent a tailored accounting principle prohibited by Regulation G because they only exclude the effects of purchase accounting and do not reflect true organic growth. Refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Please remove these non-GAAP measures from future presentations.

Response: The Company commits to remove the financial measures addressed by the foregoing comment from future presentations, including financial information filed or furnished with the Securities and Exchange Commission under the Exchange Act.

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January 2, 2018

We hope the foregoing is responsive to your comment. Please do not hesitate to contact me by telephone at 202-857-4419 or via email at adam.wheeler@wbd-us.com with any questions or comments regarding this correspondence.

Sincerely,

Womble Bond Dickinson (US) LLP
/s/ Adam P. Wheeler

Adam P. Wheeler

cc:	Douglas L. Williams, President and CEO, Atlantic Capital Bancshares, Inc. Patrick T. Oakes, EVP and CFO, Atlantic Capital Bancshares, Inc.